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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53542

9/3/14

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2013 ENDING June 30, 2014

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER
The Bank Street Group LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Landmark Square 3rd Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Henry 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. R. Reid Associates, LLP
(Name – if individual, state last, first, middle name)

1010 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 9/4/14

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
The Bank Street Group LLC

, as of

June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director
Title

Notary Public

Teresa K. Burns
Notary Public-Connecticut
My Commission Expires
~~Sep~~tember 30, 2017

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE BANK STREET GROUP LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED JUNE 30, 2014

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS

THE BANK STREET GROUP LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED JUNE 30, 2014

TABLE OF CONTENTS

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

We have audited the accompanying financial statements of The Bank Street Group LLC (a Connecticut corporation), which comprise the statement of financial condition as of June 30, 2014 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Bank Street Group's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Bank Street Group LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

G.R. Reid Associates, LLP

Great Neck, New York
August 18, 2014

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS	
Cash	$ 1,937,008
Accounts receivable	3,515,037
Security deposit	37,083
TOTAL ASSETS	$ 5,489,128
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 120,127
Members' equity	5,369,001
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,489,128

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2014

REVENUES	
Investment banking and advisory fees	$ 7,974,172
Other income	391,874
TOTAL REVENUES	8,366,046
EXPENSES	
Employee compensation and benefits	5,368,305
Consulting	206,841
Communications and data processing	72,077
Occupancy	161,626
Professional Fees	53,578
Travel and entertainment	445,051
Regulatory fees	72,844
Information technology services	85,246
Office expenses	49,216
Other operating expenses	163,950
Depreciation	1,906
TOTAL EXPENSES	6,680,640
NET INCOME	$ 1,685,406

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2014

BALANCE-BEGINNING OF YEAR	$ 3,817,925
Net income	1,685,406
Members distribution	(134,330)
BALANCE-END OF YEAR	$ 5,369,001

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities	
Net income	$ 1,685,406
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	1,906
Changes in operating assets and liabilities:	
Accounts receivable	(2,143,850)
Other assets	1,125
Accounts payable and accrued expenses	49,950
Net cash used in operating activities	(405,463)
Cash flows from financing activities	
Members' distribution	(134,330)
Net cash used in financing activities	(134,330)
NET CHANGE IN CASH	(539,793)
CASH-BEGINNING OF YEAR	2,476,798
CASH-END OF YEAR	$ 1,937,005

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ -

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2014.

As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2014, the Company had no significant concentrations of credit risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

PROPERTY AND EQUIPMENT

Property is stated at cost. Expenditures that represent improvements (including replacements that extend the life of the asset) to property are capitalized, while repairs and maintenance are charged to operations. Depreciation is computed using rates adequate to depreciate the cost of applicable assets over their expected useful lives.

Property and equipment consist of the following as of June 30, 2014:

	Estimated Useful lives	Amount
Office equipment	5 years	$15,275
Less: Accumulated depreciation		15,275
Fixed assets-net		$ -

Depreciation expense for the year ended June 30, 2014 was $1,906.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

INCOME TAXES (CONTINUED)

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2014, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after June 31, 2010 are subject to examination by the relevant taxing authorities.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 18, 2014, the date these financial statements were available to be issued.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its office facilities under an agreement which provides for scheduled rent increases. The Company signed a new lease agreement which shall commence on the later of October 1, 2011 or substantial completion of Sublandlord's work ("Commencement Date") and shall expire on August 31, 2014. There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord.

Aggregate annual rentals for office space and furniture and fixtures at June 30, 2015, are approximately $27,000.

Certain leases contain renewal options and escalation clauses. Rent expense for 2014 aggregated to $161,626 and is included in the Occupancy expense line item on the statement of operations.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2014, and were subsequently settled had no material effect on the financial statements as of that date.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $8,008 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2014, the Company had net capital of $1,816,881 which exceeded requirements by $1,808,873. The Company had a percentage of aggregate indebtedness to net capital of 6.61% as of June 30, 2014.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF JUNE 30, 2014

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1 OF THE SECURITIES AND EXCHANGES JUNE 30, 2014 ***SCHEDULE 1***

NET CAPITAL	
Total members' equity	$ 5,369,001
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	3,515,037
Fixed assets net	-
Other assets	37,083
TOTAL NON-ALLOWABLE ASSETS	3,552,120
NET CAPITAL	1,816,881
AGGREGATE INDEBTNESS	$ 120,127
MINIMUM NET CAPITAL REQUIRED (6.67% of AI)	$ 8,008
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,808,873
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	6.61%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of June 30, 2014.

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption report in which (1) The Bank Street Group LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Bank Street Group LLC claimed an exemption from 17 C.F.R. Section §240.15c3-3: (1), (2)(i), (2)(ii) or (3) (the "exemption provisions") and (2) The Bank Street Group LLC stated that The Bank Street Group LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 1), (2)(i), (2)(ii) or (3) of Rule 15c3-3 under the Securities Exchange Act of 1934.

G.R. Reid Associates, LLP

Great Neck, NY
August 18, 2014

bankstreet

James H. Henry
Senior Managing Director
(203) 252-2802
jhenry@bankstreet.com

Bank Street Group LLC
Four Landmark Square
Stamford, CT 06901
www.bankstreet.com

August 14, 2014

Annual Audit Exemption Report

Bank Street Group L.L.C. claims that it was exempt from SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2014.

James Henry, on behalf of Bank Street Group L.L.C. makes the following statements to the best of his knowledge and belief:

1) Bank Street Group L.L.C. operates pursuant to SEC Rule 15c3-3 (k)(2)(i);

2) Bank Street Group L.L.C. met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the fiscal year without exception;

James H. Henry
Senior Managing Director

G.R. Reid Associates, LLP
CERTIFIED PUBLIC ACCOUNTANTS
www.GRReid.com

7600 Jericho Turnpike, Suite 400
Woodbury, New York 11797
Tel: 516.802.0100 Fax: 516.364.9600

1010 Northern Boulevard, Suite 336
Great Neck, New York 11021
Tel: 516.466.6650 Fax: 516.466.2442

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
The Bank Street Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by The Bank Street Group LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating The Bank Street Group LLC's compliance with the applicable instructions of Form SIPC-7. The Bank Street Group LLC's management is responsible for The Bank Street Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Cash disbursements journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

G. R. Reid Associates, LLP

Great Neck, New York
August 18, 2014

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2014

SIPC NET OPERATING REVENUE	$	7,974,172
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$	19,935
Less payment made with SIPC-6		5,042
PAYMENT MADE WITH SIPC-7	$	14,893

See auditor's report on agreed-upon procedures

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053542 FINRA JUN
THE BANK STREET GROUP LLC
ATTN: JAMES HENRY
4 LANDMARK SQ 3RD FL
STAMFORD CT 06901-2502

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Henry 203-252-2802

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 19,935
B.	Less payment made with SIPC-6 filed (**exclude interest**) Jan. 2014 (Date Paid)	(5,042)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	14,893
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 14,893
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 14,893	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE BANK STREET GROUP LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of July, 20 14.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,366,046
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income and $ for $ expense reimbursement (Deductions in excess of $100,000 require documentation)	391,874
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	391,874
2d. SIPC Net Operating Revenues	$ 7,974,172
2e. General Assessment @ .0025	$ 19,935
	(to page 1, line 2.A.)